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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
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                              SCHEDULE 14D-9/A*
                             (AMENDMENT NO. 8)

                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(D)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                             -----------------

                            ASARCO INCORPORATED
                         (Name of Subject Company)

                            ASARCO INCORPORATED
                    (Name of Person(s) Filing Statement)

                    COMMON STOCK, NO PAR VALUE PER SHARE
                       (Title of Class of Securities)

                                 043413103
                   (CUSIP NUMBER OF CLASS OF SECURITIES)

                           FRANCIS R. MCALLISTER
                    CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                            ASARCO INCORPORATED
                              180 MAIDEN LANE
                          NEW YORK, NEW YORK 10038
                               (212) 510-2000
               (Name, address and telephone number of person
             authorized to receive notice and communications on
                 behalf of the person(s) filing statement).

                              With Copies to:
                             J. MICHAEL SCHELL
                             MARGARET L. WOLFF
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                              919 THIRD AVENUE
                          NEW YORK, NEW YORK 10022
                               (212) 735-3000

*Relates to offer by Phelps Dodge Corporation
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      This Amendment No. 8 to the Solicitation/Recommendation Statement on
Schedule 14D-9 relates to the exchange offer for all of the outstanding shares of ASARCO Common Stock which is described in a Tender Offer Statement on Schedule 14D-1 of Phelps Dodge Corporation, a New York corporation ("Phelps Dodge"), filed with the Securities and Exchange Commission on September 3, 1999, as amended, which incorporates the prospectus of Phelps Dodge contained in the Registration Statement on Form S-4 of Phelps Dodge filed with the Commission on August 27, 1999, as amended by Amendment No. 1 thereto filed with the Commission on September 1, 1999, Amendment No. 2 thereto filed with the Commission on September 2, 1999 and Post- Effective Amendment No. 1 thereto filed with the Commission on September 22, 1999.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

      Subsection (a) of Item 4 is hereby amended by adding the following:

      (a) Recommendation of the ASARCO Board of Directors

      AS MORE FULLY DESCRIBED BELOW, THE ASARCO BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ALL HOLDERS OF ASARCO COMMON STOCK REJECT THE REVISED PHELPS DODGE OFFER AND CURRENTLY NOT TENDER THEIR SHARES IN THE REVISED PHELPS DODGE OFFER.

      Subsection (b) of Item 4 is hereby amended by adding the following:

      (b) Background; Reasons for the ASARCO Board's Recommendation

      Background

      On Wednesday, September 22, 1999, Phelps Dodge increased its exchange offer for all of the outstanding shares of ASARCO Common Stock to provide that each share would now be exchanged for $9.00 in cash plus 0.2880 of a share of Phelps Dodge common stock.

      On the morning of September 24, 1999, Mr. McAllister and Mr. Milton
H. Ward, Chairman, Chief Executive Officer and President of Cyprus Amax, met with Mr. Douglas Yearley, Chairman and Chief Executive Officer of Phelps Dodge, to discuss the increased terms of the Phelps Dodge exchange offers for the two companies.

      Following the meeting with Phelps Dodge, Mr. McAllister and Mr. Ward agreed to contact other companies in the industry, including Grupo Mexico, to determine if any of them would have an interest in considering a transaction with both companies. It was agreed that the companies or their advisors would make the contacts.

      On Monday, September 27, 1999, Phelps Dodge delivered a letter to ASARCO in which they stated, "We remain determined to acquire ASARCO and are prepared to meet with you to discuss a revised proposal SUPERIOR to those you are now considering."

      On Friday, October 1, 1999, Phelps Dodge was provided with a form of merger agreement acceptable to ASARCO, together with the related disclosure schedules. Between September 27, 1999 and the date hereof, representatives of ASARCO's legal and financial advisors have engaged in discussions with representatives of Phelps Dodge's legal and financial advisory team with respect to the revised Phelps Dodge Offer and the process being conducted by ASARCO to maximize value for all stockholders.

      The Board of Directors of ASARCO met on October 4, 1999 and authorized management to initiate a process designed to elicit the best possible transaction for its stockholders.

      Reasons for the ASARCO Board's Recommendation

      In reaching its recommendation described above, the ASARCO Board of Directors considered a number of factors, including the following:

      1. On September 27, 1999, the Board of Directors of ASARCO authorized management to explore all available strategic alternatives that could maximize stockholder value for ASARCO. Consistent with that objective ASARCO and Cyprus Amax amended their merger agreement, among other things, to enable each company to act independently to fulfill that mandate and to allow either company to terminate the merger agreement upon the payment of the applicable termination fee.

      2. Also on Monday, September 27, 1999, Grupo Mexico, S.A. de C.V., a Mexican corporation, and its wholly owned subsidiary, ASMEX Corporation, a Delaware corporation, commenced an offer to purchase all of the outstanding shares of ASARCO Common Stock at a price of $26.00 per share of ASARCO Common Stock, net to the seller in cash, without interest thereon.

      3. On September 30, 1999, following payment to ASARCO of a $45 million termination fee, Cyprus Amax notified ASARCO that it was terminating the merger agreement between the two of them.

      4. Phelps Dodge's amended exchange offer in which it is currently offering to exchange $9.00 in cash plus 0.2880 of a share of Phelps Dodge common stock for each share of ASARCO Common Stock, on a fully prorated basis, remains outstanding.

      5. Phelps Dodge delivered a letter to ASARCO on Monday, September 27, 1999, in which they stated "We remain determined to acquire ASARCO and are prepared to meet with you to discuss a revised proposal SUPERIOR to those you are now considering."

      6. ASARCO promptly invited Phelps Dodge to meet to discuss its superior proposal and is expecting a reply to that invitation.

      7. The process to maximize stockholder value that is being undertaken by ASARCO's management has not been completed.

      The foregoing discussion of the factors considered by the ASARCO Board of Directors is not intended to be exhaustive but includes all material factors considered by the Board. The ASARCO Board of Directors did not assign relative weights to the foregoing factors or determine that any factor was of particular importance, and individual directors may have given different weights to different factors. Rather, the Board viewed its position and recommendation as being based on the totality of the information presented to and considered by it.

      THE ASARCO BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ALL STOCKHOLDERS OF ASARCO REJECT THE REVISED PHELPS DODGE OFFER AND CURRENTLY NOT TENDER THEIR SHARES IN THE REVISED PHELPS DODGE OFFER.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

      Item 5 is hereby amended by adding the following:

      Pursuant to the terms of the engagement of Credit Suisse First Boston Corporation ("Credit Suisse First Boston"), ASARCO has agreed to pay Credit Suisse First Boston an aggregate fee of $11 million for its financial advisory services in connection with an "Alternative Business Combination" transaction, which is defined to include, among other things, any merger, consolidation, joint venture or other similar business combination involving ASARCO and any third party (other than Cyprus Amax ). ASARCO also has agreed to reimburse Credit Suisse First Boston for all of its out-of-pocket expenses, including the fees and expenses of its legal counsel and any other advisor retained by Credit Suisse First Boston, and to indemnify Credit Suisse First Boston and related persons and entities against liabilities, including liabilities under the federal securities laws, arising out of Credit Suisse First Boston's engagement.

      Credit Suisse First Boston has in the past provided financial services to ASARCO unrelated to the Phelps Dodge Offer for which Credit Suisse First Boston has received compensation. In the ordinary course of business, Credit Suisse First Boston and its affiliates may actively trade the debt and equity securities of ASARCO and Phelps Dodge for their own accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities.

      Morrow & Co. ("Morrow") has assisted ASARCO in connection with the Cyprus Amax transaction and may assist ASARCO in connection with the revised Phelps Dodge Offer. Morrow will receive reasonable customary compensation for its services and reimbursement of out-of-pocket expenses in connection therewith. ASARCO has agreed to indemnify Morrow against certain liabilities arising out of or in connection with its engagement.

      Kekst & Co. ("Kekst") has acted as public relations advisor to ASARCO in connection with the Cyprus Amax transaction and may do so in connection with the revised Phelps Dodge Offer. Kekst will receive reasonable and customary compensation for its services and reimbursement of out-of-pocket expenses arising out of or in connection with its engagement.

      Except as set forth above, neither ASARCO nor any person acting on its behalf has employed, retained or compensated any other person to make any solicitations or recommendations to stockholders on its behalf concerning the revised Phelps Dodge Offer.


ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

      Subsections (a) and (b) of Item 7 are hereby amended by adding the following:

      (a) and (b) As more fully described in Item 4, at its October 4, 1999 meeting, the Board of Directors of ASARCO unanimously determined to recommend that all holders of ASARCO Common Stock reject the revised Phelps Dodge Offer and currently not tender their shares in the revised Phelps Dodge Offer. The factors considered by the ASARCO Board of Directors in making its determination with respect to the revised Phelps Dodge Offer are described in Item 4 above.

      At its October 4, 1999 meeting, the ASARCO Board of Directors authorized management to initiate a process designed to elicit the best possible transaction for its stockholders.


                                 SIGNATURE


      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                    ASARCO INCORPORATED


                                    By  /s/ Francis R. McAllister
                                      ______________________________________
                                       Name: Francis R. McAllister
                                       Title:Chairman and
                                             Chief Executive Officer


Dated:  October 4, 1999